Exhibit 99.6

SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected by GIC in the open market through a broker.

Trade Date	Buy/Sell	Quantity	Price Per Share
October 15, 2014	Sell	619	$64.69
October 15, 2014	Sell	323	$64.69
October 31, 2014	Buy	13,735	$72.35
November 3, 2014	Buy	324	$72.6052
November 25, 2014	Sell	2,483	$78.7313
November 25, 2014	Sell	997	$78.7313
November 26, 2014	Sell	9,725	$78.3264
December 5, 2014	Sell	7	$79.13
December 5, 2014	Sell	95	$79.13